UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of April 2015

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of Jacada Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release issued by Jacada Ltd. on April 30, 2015, titled "Jacada Reports 2014 Financial Results."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	April 30, 2015

Jacada Reports 2014 Financial Results

Revenue Increases to $16.4 million

Income before Taxes of $299,000

ATLANTA & HERZLIYA, Israel--(BUSINESS WIRE)--April 30, 2015--Jacada Ltd., a leading global provider of customer engagement technology designed to simplify customer interactions and drive efficiency across all customer touch points, today reported financial results for the year ended December 31, 2014.

Financial Highlights

  5% revenue growth to $16.4 million in 2014 from $15.6 million in 2013
  Investments in research and development and sales and marketing to support new technologies cause increase in operating expenses to $11.5 million from $10.4 million in 2013
  Operating loss of $1.6 million and gain on sale of marketable securities of $1.9 million combine for income before taxes of $299,000

2014 and Recent Business Highlights

  Announced the issuance by the United States Patent and Trade Office (USPTO) of US Patent No.: US 8,995,646 B2 granting Jacada exclusive rights as the inventor of Visual IVR technology that includes a system and method for identifying a caller via a call connection, and matching the caller to a user session involving the caller. Jacada originally announced its Visual IVR product to the market in April 2013 and has now patented the underlying technology.
  Obtained valuable references, including a Fortune 50 technology company and a leading cable operator, for post-production benefits of our Visual IVR product. With the references garnered through these customers in production, including information regarding their end-user adoption, call deflection rates and cost savings, we believe we have the ability to grow the revenue obtained from the Visual IVR market in the future.
  Developed cloud versions of specific products, including Jacada Visual IVR and Jacada Agent Scripting, allowing us to begin offering these products in a Software-as-a-Service (SaaS) recurring revenue model.
  Established partnerships with call center host providers, large system integrators and technology partners which will enable us to quickly grow both our agent desktop and business process optimization solutions as well as our mobile self-service and Visual IVR solutions. One such partnership is with Avaya, a partnership which has already yielded two important contracts, including a Fortune 500 office supply company and a government organization, during 2014 and early 2015. In addition, during 2014, we announced the release of the Jacada Multi-channel Desktop Enhancement to the Avaya Aura® Call Center Elite Multi-channel platform.
  Continued to deliver our core solutions to improve agent efficiency and simplify customer interactions for new customers, including a large communications service provider in South Africa and a prominent US credit reporting agency, as well as for existing customers, including a leading digital cable and telecommunications company.

“We have considered 2014 to be a year of investment: in the continued development of new technologies, including Visual IVR and Jacada Agent Desktop for Avaya EMC; in expanding our products to the cloud, supporting new business models; and in sales and marketing efforts surrounding these new technologies and products,” commented Caroline Cronin, Chief Financial Officer of Jacada. “With revenue growth to $16.4 million and the gain on the sale of marketable securities of $1.9 million, we were able to support these additional investments, incurring an operating loss of $1.6 million and income before taxes of $299,000.”

“Our 2014 investments in technology innovation have already yielded an intellectual property patent supporting our Visual IVR offering as well as allowed us to gain several additional Fortune 500 software and retail customers," said Guy Yair, Co-Chief Executive Officer of Jacada. “Continued dedication to our core products along with consistent partner initiatives have strengthened our global footprint while maintaining long standing accounts across both EMEA and the US.”

Financial Results

Total revenues were $16.4 million in 2014 compared to $15.6 million in 2013. Software revenues for 2014 were $2.4 million compared to $2.9 million during 2013. Services revenues were $9.7 million in 2014 and $8.9 million in 2013. Maintenance revenues were $4.2 million and $3.7 million in 2014 and 2013, respectively.

Gross margins were 60% and 62% of total revenues during 2014 and 2013, respectively. Operating expenses for 2014 were $11.5 million, compared to $10.4 million in 2013. Financial income, net, was $1.9 million and $473,000 in 2014 and 2013, respectively. During 2014, the company had an income tax expense of $1.0 million, while in 2013, the company had an income tax benefit of $382,000.

The net loss for 2014 was $668,000, or $(0.16) per share, compared to net income of $118,000, or $0.03 per share, in 2013.

About Jacada

Jacada solutions improve an organization’s customer experiences and reduce their operational costs. Jacada enables them to deliver advanced customer and agent interactions by implementing cutting-edge mobile customer service and visual IVR solutions, simplified agent desktops, and process optimization products. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. For more information, please visit www.Jacada.com. To view a product demonstration video, click here.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data
	Twelve months ended December 31,
	2014	2013
	Audited
Revenues:
Software licenses	$2,437	$2,930
Services	9,687	8,948
Maintenance	4,249	3,748

Total revenues	16,373	15,626

Cost of revenues:
Software licenses	175	170
Services	5,813	5,417
Maintenance	496	353

Total cost of revenues	6,484	5,940

Gross profit	9,889	9,686

Operating expenses:
Research and development	3,481	2,918
Sales and marketing	5,052	4,398
General and administrative	2,998	3,107

Total operating expenses	11,531	10,423

Operating loss	(1,642)	(737)
Financial income, net	1,941	473

Income (loss) before taxes	299	(264)
Income tax benefit (expense)	(967)	382

Net income (loss)	$(668)	$118

Basic net earnings (loss) per share	$(0.16)	$0.03
Diluted net earnings (loss) per share	$(0.16)	$0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	4,159,576	4,159,134

Weighted average number of shares used in computing diluted net earnings (loss) per share	4,159,576	4,166,033

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2014	2013
	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,048	$3,632
Marketable securities	3,349	3,000
Trade receivables	3,076	2,700
Restricted cash	787	597
Prepaid expenses	240	267
Deferred taxes	443	184
Other current assets	425	552

Total current assets	11,368	10,932

LONG-TERM INVESTMENTS:
Marketable securities	1,185	3,147
Severance pay fund	136	137
Other assets	38	45

Total long-term investments	1,359	3,329

PROPERTY AND EQUIPMENT, NET	397	439

Total assets	$13,124	$14,700

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,190	$1,208
Accrued expenses and other liabilities	2,152	1,639
Deferred revenues	2,156	1,989

Total current liabilities	5,498	4,836

LONG-TERM LIABILITIES:
Deferred revenues	369	526
Deferred taxes	1	113
Accrued severance pay	376	354
Other long-term liabilities	87	128

Total long-term liabilities	833	1,121

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	76,022	75,955
Treasury shares	(17,863)	(17,863)
Accumulated other comprehensive income, net	720	2,069
Accumulated deficit	(52,146)	(51,478)

Total shareholders' equity	6,793	8,743

Total liabilities and shareholders’ equity	$13,124	$14,700

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended December 31,
	2014	2013
	Audited
Cash flows from operating activities:
Net income (loss)	$(668)	$118

Adjustments required to reconcile net income ( loss) to net cash used in operating activities:
Depreciation	190	241
Stock-based compensation	66	95
Gain on sale of marketable securities	(1,862)	(326)
Accrued severance pay, net	23	7
Deferred taxes, net	230	(345)
Increase in trade receivables	(443)	(984)
Decrease (increase) in other current assets and prepaid expenses	158	(138)
Increase (decrease) in trade payables	(9)	193
Increase in accrued expenses and other liabilities	352	32
Increase in deferred revenue	34	160
Decrease in other long-term liabilities	(41)	(40)
Other	2	6

Net cash used in operating activities	(1,968)	(981)

Cash flows from investing activities:
Proceeds from sale of marketable securities	7,879	1,111
Investment in marketable securities	(6,048)	-
Purchase of property and equipment	(150)	(127)
Decrease (increase) in restricted cash	(190)	6

Net cash provided by investing activities	1,491	990

Effect of exchange rate changes on cash	(107)	36

Increase (decrease) in cash and cash equivalents	(584)	45
Cash and cash equivalents at the beginning of the year	3,632	3,587

Cash and cash equivalents at the end of the year	$3,048	$3,632

Non-cash investing information:
Investment in leasehold improvements and Computers and peripheral equipment upon accrued expenses and other liabilities	$10	$-
Investment in leasehold improvements upon other long-term liabilities	$-	$6

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive income consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable securities classified as available-for-sale, and net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges.

The following table presents the components of comprehensive income, net of taxes, during the twelve-month periods ended December 31, 2014 and December 31, 2013 (in thousands):

	Twelve months ended December 31,
	2014	2013

Net income (loss)	$(668)	$118
Other comprehensive income:
Change in foreign currency translation	(125)	8

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gain on cash flow hedges arising during the period	(226)	132
Reclassification to earnings of realized gains (losses) on cash flow hedges	45	(171)

Change in unrealized gains (losses) on marketable securities:
Change in Unrealized gains on marketable securities, net of tax expense (benefit)	581	1,144
Gains of marketable securities reclassified into earning, net of tax expenses)	(1,624)	(326)

Total comprehensive income (loss)	$(2,017)	$905

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com
or
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com